May 27, 2005

VIA FACSIMILE & OVERNIGHT COURIER
(202) 942-9544

Barbara C. Jacobs
Assistant Director
Daniel Lee
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0406

RE:          NetSol Technologies, Inc.
Form SB-2
File No. 333-116512

Form 10-KSB for the period ended June 30, 2004
Form 10-QSB for fiscal quarter ended September 30, 2004
Form 10-QSB for the fiscal quarter ended December 31, 2004
File No. 0-22773

Dear Ms. Jacobs,

Follows is our response to your comment letter dated April 27, 2005.

Post-effective Amendment No. 2 to Registration Statement on Form SB-2

Experts, p. 18

1.
We noted that the auditor, Saeed Kamran Patel & Co., was not included in the experts section of your registration statement. Explain why this information was omitted from your filing. Refer to Item 509 of Regulation S-B.

Saeed Kamran Patel & Co. has been added as an expert to the expert section of the registration statement and the consent to such inclusion has been filed as Exhibit 23.3.

NetSol Technologies Inc. and Subsidiaries Pro-Forma Financial Statements, pp. 35-43

Prior Comment No. 4

2.
Tell us more how you estimated the amount of the purchase price for CQ Systems based on the terms of the arrangement. Provide us with your calculations of each of the components of the purchase price. Explain how you were able to estimate the contingent consideration beyond a reasonable doubt. Cite the authoritative U.S. GAAP literature relied upon in recording the contingent consideration as part of the purchase price at the time of closing. Also, describe how you valued the shares issued as part of the purchase price and how you considered the guidance in EITF 99-12. We note that part of the purchase price also included 1.7 million in cash that was paid at closing. Accordingly, explain why your pro forma adjustments do not contemplate a reduction of cash of $1.7 million.

We recorded the entire purchase price based on the purchase agreement. Accordingly, one-half of the purchase price is to be paid at closing and the other half is to be paid in twelve months. The second installment has been recorded as a liability on NetSol Technologies’ books. The only contingency of this installment is the final amount, which will be adjusted up or down based on the performance of CQ Systems over the next year. Based on past performance of this company, it is unlikely that the price will go down significantly. Therefore, the base amount is due and payable to the shareholders of CQ Systems in March 2006, as such we have recognized the liability.

The value of the shares issued as part of the first installment payment was determined by using the 30-day volume weighted average stock price at the time of the signing of the agreement. This amount was $2.45877 per share.

The proformas have been modified to reflect the short-term loans arranged as financing for the purchase and the cash paid by the Company.

The purchase price was calculated as follows:

	Pounds	USD	Exchange Rate	Comments

Gross Revenues - 3/31/04	£2,751,027	5,177,217
Multiple factor	1.3	1.3
Purchase Price	£3,576,335	6,730,382

Ist Install	£1,784,108	3,353,587	1.8797	Rate at closing
Cash	£ 892,054	1,698,024	1.9035	Actual rate charged by bank
Stock	£ 892,054	1,676,793	1.8797	Rate at closing

Balance of purchase price
due in one-year; liability	£1,784,108	3,353,587

Share calculation:
Volume weighted ave		2.45877		30 day avg prior to signing
# of shares to be issued		681,964

Note: Differences are due to exchange rate fluctuations from British pound sterling to US dollars

3.
Provide us with your allocation of the purchase price of CQ Systems to the specific identifiable tangible and intangible assets acquired and specific liabilities assumed. As previously requested, tell us how you determined the fair value of the assets and liabilities assumed. Provide us with the assumptions used in determining that the fair value of the assets and liabilities are equal to the historical cost. Refer to paragraph 37 of SFAS 141 in your response. Also describe your methodology for determining the value assigned to each major intangible asset class and the related useful lives or amortization periods. Consider providing similar information in the notes to your pro forma financial information in your Form 8-K/A and Form SB-2. In addition, reconcile your purchase price allocation as disclosed in Note 15 of the Form 10-QSB/A for the quarter ended December 31, 2004.

The purchase price was allocated as shown in the following table. We determined the fair value was equal to historical cost based on paragraph 37 of SFAS 141, which states that receivables, prepaid expenses, accounts payable, notes payable (capital lease) and accrued expenses can be recorded at their present value, which is the book value. As the fixed assets are to be used in the continuing operations of the new subsidiary, we determined the current replacement cost was equal to the net book value.

The major intangible asset categories are the customer list, the product licenses, and goodwill. The customer list value was determined by calculating the value of the maintenance contracts for each customer over a five year life period. The amount was equal to £700,580 or $1,316,880. The product licenses value was determined by calculating the value of the license contracts over five years. This amount was equal to £1,165,509 or $2,190,807. We are amortizing these amounts over five years.

At the time of the filing for the Form 10-QSB/A for the quarter ended December 31, 2004, the final purchase price based on the March 31, 2005 numbers was not available and the value of CQ Systems at December 31, 2004 was used as an estimate of the final amounts. The final amounts are reconciled below:

	Est. at	Final at
	12/31/2004	3/31/2005	Diff

Net tangible assets	938,786	984,420	45,634
Amortizable intangible assets	3,498,916	3,507,687	8,771
Goodwill	2,239,349	2,238,275	(1,074)
Total Purchase Price	6,677,051	6,730,382	53,331

Purchase Price Allocation as of 3/31/05
		Exchange Rate
		1.8797
	£	$
Tangible Assets Acquired:
Cash	639,913	1,202,844
Accounts Receivable	473,945	890,874
Prepaid Expenses	66,400	124,812
Fixed Assets, net	169,664	318,917
Total Assets	1,349,922	2,537,448

Liabilities Assumed:
Accounts Payable	20,538	38,605
Accrued Expenses	284,263	534,329
Capital Leases	100,592	189,083
Deferred Income	301,327	566,404
Total Liabilities	706,720	1,328,422

Equity:
Share Capital	100,000	187,970
Accumulated Retained Earnings (prior)	423,711	796,450
Net Income (after acquisition)	119,491	224,607
Total Equity	643,202	1,209,027
Total Liabilities and Equity	1,349,922	2,537,448

CQ equity (net assets and liabilities)		984,420
Intangible assets:
Customer Lists		1,316,880
Licenses		2,190,807
Goodwill		2,238,275
Total Intangible Assets		5,745,962
Total Purchase Price		6,730,382

The following information has been added to the pro forma discussion contained in the SB-2/A and the 8-K/A, which will be filed concurrently with the filing of the SB-2 Post Effective Amendment No. 3:

The initial purchase price was £3,576,335 or $6,730,382, of which one-half was due at closing payable in cash and stock and the other half is due in one-year. On the closing date, $1.7 million was paid and 681,965 shares were issued to the shareholders of CQ, valued at $1,676,795 and a note payable to the CQ Systems shareholders of $3,353,587 was recorded. The purchase price has been allocated as follows:

Product licenses	$2,190,807
Customer lists	1,316,880
Goodwill	2,238,275
Net tangible assets	984,420
$6,730,382

In addition, the agreement called for the accumulated retained earnings amounting to £423,711 or $801,915 of CQ Systems as of the closing date to be paid to the shareholders in cash and stock. In April 2005, the additional cash of £350,000 or $662,410 was paid and 77,503 shares of the Company’s common stock valued at $139,505 were issued.

Note 15 of the Form 10QSB/A for the period ending December 31, 2004 has been modified to reflect the above.

4.	Refer to your pro forma financial statements as of June 30, 2004 and December 31, 2004.
Explain why it is appropriate to assume the acquisition was consummated as of July 1, 2003. Pro forma adjustments related to the pro forma statements of operations should be computed assuming the transaction was consummated at the beginning of the fiscal years presented, while pro forma adjustments related to the pro forma statements of financial condition should be computed assuming the transaction was consummated at the end of the most recent period for which the statement of financial condition is presented. Refer to Article 11-02(b)(6) of Regulation S-X.

The language on the proformas has been corrected to reflect the proforma statements of operations were computed as if consummated at the beginning of the fiscal year, July 1, and the proforma statements of financial condition were computed as if comsummated at the end of the most recent period for which they are presented.

5.	Refer to your pro forma financial statements as of December 31, 2004. Explain why you believe it is appropriate to include financial statements of CQ Systems for the nine months ended December 31, 2004, rather than six-month financial statements, in the pro forma financial statements for the six months ended December 31, 2004.

The proforma has been corrected to show the six-month period for CQ Systems.

CQ Systems Limited Financial Statements

Prior Comment No. 6

6.	You indicate in your response that CQ Systems did not prepare financial statements on a quarterly basis for a comparable period ending December 31, 2004. However, we note that you have included interim financial statements for CQ Systems for the period ended December 31, 2004 in your Form 8-K/A filed April 1, 2005. Explain why you believe that your current presentation in your Form SB-2 adheres to the guidance in Item 310(c) (3)(i) of Regulation S-B, which states that financial statements shall be furnished for the two most recent fiscal years and any interim periods.

Our response indicated that CQ Systems did not prepare financial statements on a quarterly basis for the December 31, 2003 comparable period versus December 31, 2004. The interim financial statements for the period ending December 31, 2004 were inadvertently omitted from the filing and have been included along with the comparable period for December 31, 2003.

Independent Auditor’s Report

7.
We note your inclusion, in the Post-Effective Amendment to the Form SB-2 and in your Form 8-K/A filed on April 1, 2005, of the CMB audit report dated October 29, 2003 that covers the audited financial statements for the period ended March 31, 2003 and 2002. Please note that Item 310(c)(3)(i)(b) of Regulation S-B only requires financial statements of an acquired business to be furnished for the two most recent fiscal years, which you presented with the audit report dated November 23, 2004. Please consider removing from your filing the audit report dated October 29, 2003 as well as the related 2003 and 2002 financial statements, as this information is not required and may be confusing to investors. We also note your inclusion of the audit report that is based on U.K. GAAP and U.K. GAAS, in addition to the U.S. GAAS and U.S. GAAP opinion which is required. Please consider removing the U.K. GAAP and U.K. GAAS report from your filing as this report does not comply with Commission rules and is not required in the filing.

We have removed from the S-B2/A and filed an 8K/A removing the report dated October 29, 2003 as well as the related 2003 and 2002 financial statements. We have also removed the UK GAAP and UK GAAS reports.

8.	We note the report of CMB Partnership on the financial statements of CQ Systems states that the audits were conducted in accordance with generally accepted auditing standards. Revise to state, if true, that the audits were conducted in accordance with generally accepted auditing standards in the United States. Furthermore, we note the inclusion of the statement that “the scope of our work for the purpose in U.S. GAAP financial statements did not include examining or dealing with events after the date of the audit report on the U.K. GAAP accounts.” Please supplementally tell us why this qualification states that a U.S. GAAS audit has been conducted in light of this statement.

The report has been modified to conform with this comment.

CQ Systems Limited

Notes to Financial Statements

Note 1.b. Turnover

9.
For contracts with multiple elements, describe the nature of each element. Tell us how you identify each element sold, explain how revenue is allocated to each element, and describe the related accounting policy for each element. Ensure that your response addresses your application of EITF 00-21 to these types of arrangements.

Contracts with multiple elements consist of license fees, data transfer fees, customization, implementation, and training.

Under EITF 00-21, paragraph 9, the deliverable items should be considered a separate unit of accounting if a) it has value to the customer on a standalone basis, b) there is objective and reliable evidence of the fair value of the undelivered items, and c) if the arrangement includes a general right of return relative to the delivered item. As such, each element and its relative fair value is specified in the contracts and revenue is allocated using SOP 97-2, paragraph 10, based on the price charged when the same element is sold separately.

10.	Tell us the nature of the other services CQ Systems provides. Explain why the use of contract accounting is appropriate for these contracts. In this regard, note that footnote 1 of SOP 81-1 does not permit the use of contract accounting for service contracts.

The other services that CQ Systems provides are data transfer fees, customization, implementation, and training as well as maintenance. For maintenance contracts, revenue is recognized over the term of the contract pro-ratable when earned. CQ’s financial statements have been modified to reflect this comment.

Form 10-KSB/A for the fiscal year ended June 30, 2004

Item 6 - Management’s Discussion and Analysis Plan of Operations

Results of Operations, pp. 19-21

Prior Comment No. 8

11.	Your response provides disclosure that should have been provided in your liquidity discussion in greater detail. The expected changes in the “Excess of revenues over billing account” should have been disclosed. The expectations of management’s ability to better project revenues should have been disclosed. Your disclosure should also include the reasons why management is expecting these changes, such as the terms and conditions of “pay per use” pricing strategy. Explain what factors you considered in excluding this information from your liquidity discussion. In addition, tell us and consider disclosing how you will recognize revenue for “pay per use” arrangements.

The disclosure has been modified to relocate the disclosure to the liquidity discussion. Information regarding the pay per use pricing strategy has been deleted as the Company has not begun to implement such a strategy and has no immediate plans to do so.

Item 8A. Controls and Procedures

12.	We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective as of the end of the periods covered by the reports in your 2004 Form 10-K/A and 2004 Form 10-Q/As. Tell us why, in light of what you know regarding the circumstances leading to your restatement, the officers continue to believe that your disclosure controls and procedures were effective as of the end of the June 30, 2004 and each of the quarterly periods ended September 30, 2004 and December 31, 2004.

The chief executive officer and chief financial officer have examined the reasons for the restatement and found that the need was not based on a failure of the methods used to report the internal financial information of the Company but in the reporting of financial policy statements. To remedy this, the Chief Financial Officer and controller have established at least monthly meetings to address any accounting changes and the audit committee has agreed to discuss with the auditor any accounting changes prior to the approval of any periodic reports.

Prior Comment No. 11

13.	We note your response to our prior comment. In our understanding, however, your statement appears to suggest that your disclosure controls and procedures are effective, but only to the extent that “all material information required to be filed in [your annual report] on form 10-KSB/A has been made known to [your chief executive officer and chief financial officer].” In other words, your disclosure does not appear to address the effectiveness of your disclosure controls and procedures with respect to whether information required to be disclosed is recorded, processed, summarized and reported on a timely basis or whether such information is made known to your officers to allow timely decisions regarding required disclosure. Please revise your Form 10-KSB and subsequent interim filings to disclose whether your disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, are effective.

The Form 10-KSB/A on page 22, and the Forms 10-QSB for the quarters ended September 30, 2004 on page 23 and December 31, 2004 page 28, have been modified to reflect this comment, with appropriate reference to the report, as follows:

Management, under the supervision and with the participation of the chief executive officer and chief financial officer, conducted an evaluation of the disclosure controls and procedures as of the end of the period covered by this interim report on Form 10-QSB. Based on their evaluation, the chief executive officer and chief financial officer have concluded that, as of the evaluation date, the disclosure controls and procedures are effective to ensure that all material information required to be filed in this Interim Report on Form 10-QSB has been made known to them.

As a matter of practice, and particularly in response to the need to restate the financials for the periods ending June 30, 2004, September 30, 2004 and December 31, 2004, the controller, Chief Financial Officer and auditor meet each quarter to discuss any changes that may have occurred in accounting policies and financial reporting which may have an impact on the Company’s reporting. Any material changes are reported to the audit committee. The audit committee is charged with reviewing any new accounting policies with the Company’s auditor, as well as, with reviewing our periodic reports and other public disclosures.

There have been no changes, including corrective actions with regard to deficiencies or weaknesses in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the evaluation date set forth above.

Prior Comment No. 12

14.	We note your response to our prior comment. Please clarify the disclosure to include the date the committee was formed. Further, in light of the fact that your nominating and corporate governance committee is not a change to your internal control over financial reporting, please remove the reference to “[o] than as described above” unless a change to your “internal control over financial reporting” has, in fact, been disclosed above.

Page 22 of the 10-KSB/A has been modified as follows to reflect this comment:

Management, under the supervision and with the participation of the chief executive officer and chief financial officer, conducted an evaluation of the disclosure controls and procedures as of the end of the period covered by this report on Form 10-KSB. Based on their evaluation, the chief executive officer and chief financial officer have concluded that, as of the evaluation date, the disclosure controls and procedures are effective to ensure that all material information required to be filed in this Report on Form 10-KSB has been made known to them.

As a matter of practice, and particularly in response to the need to restate the financials for the periods ending June 30, 2004, September 30, 2004 and December 31, 2004, the controller, Chief Financial Officer and auditor meet each quarter to discuss any changes that may have occurred in accounting policies and financial reporting which may have an impact on the Company’s reporting. Any material changes are reported to the audit committee. The audit committee is charged with reviewing any new accounting policies with the Company’s auditor, as well as, with reviewing our periodic reports and other public disclosures.

There have been no changes, including corrective actions with regard to deficiencies or weaknesses in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the evaluation date set forth above.

15.
In addition, we note your disclosure in your Forms 10-QSB and 10-KSB that “there have been no changes…in [your] internal controls…that could significantly affect these controls.” Consistent with the requirements of 308(c) of Regulation S-B, please revise your Form 10-KSB/a and subsequent interim filings to disclose whether there has been any change in your “internal control over financial reporting” identified in connection with the evaluation required by rule 13a-15(d) of the Exchange Act that occurred during the applicable fiscal period that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. Please see Item 308(c) and Release No. 33-8328 for additional guidance.

Page 22 of the 10-KSB/A and page 23 of the 10-QSB/A for the period ended September 30, 2004 and page 28 of the 10-QSB/A for the period ended December 31, 2004 have been modified, with appropriate reference to the report in question as follows to reflect this comment:

Management, under the supervision and with the participation of the chief executive officer and chief financial officer, conducted an evaluation of the disclosure controls and procedures as of the end of the period covered by this interim report on Form 10-QSB. Based on their evaluation, the chief executive officer and chief financial officer have concluded that, as of the evaluation date, the disclosure controls and procedures are effective to ensure that all material information required to be filed in this Interim Report on Form 10-QSB has been made known to them.

As a matter of practice, and particularly in response to the need to restate the financials for the periods ending June 30, 2004, September 30, 2004 and December 31, 2004, the controller, Chief Financial Officer and auditor meet each quarter to discuss any changes that may have occurred in accounting policies and financial reporting which may have an impact on the Company’s reporting. Any material changes are reported to the audit committee. The audit committee is charged with reviewing any new accounting policies with the Company’s auditor, as well as, with reviewing our periodic reports and other public disclosures.

There have been no changes, including corrective actions with regard to deficiencies or weaknesses in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the evaluation date set forth above.

Consolidated Financial Statements

Prior Comment No. 13

16.	We note your response on why you consider Kabani & Company, Inc. to be the principal auditor. Explain why the work performed by the other auditor (i.e., the audit of 60% of June 30, 2004 consolidated total assets as well as 77% and 74% of the consolidated total net revenues for June 30, 2004 and 2003, respectively) is less material in nature than the portion of the consolidated financial statements audited by Kabani & Company. Furthermore, we note that the majority of the business operations and workforces are located in Pakistan. Indicate which auditor was responsible for auditing the financial information at this location and how you considered this in your determination that Kabani & Company was the principal auditor. We may have further comment.

Kabani & Company audited financial statements for the entities in USA, Australia and UK (non-Pakistan). Following were the factors which resulted in consideration of Kabani & Company as the principal auditors:

1)
Kabani & Company audited most of the liabilities including all the convertible instruments which are recorded at the parent level in USA. Total amount of liabilities for non-Pakistan entities amounted to $2,673,655. In addition Kabani & Company audited the whole equity section of the company which amounted to $7,356,413. Total amount of liabilities and equity section audited by Kabani & Company amounted to $10,030,068 representing 83.69% of total Liabilities and equity section.

2)	Kabani & Company, Inc. audited assets amounting $4,811,835 (Non-Pakistani entities) representing approximately 40.15% of total assets.

3)	Based upon number #1 and #2, total amount of balance sheet audited by Kabani & Company, Inc. amounted to $14,841,903. That represents 61.92% of total Balance Sheet.

4)
Total amount of operating expenses for Pakistani entities vs. non Pakistani entities for the year ended June 30, 2004 amounted to PK $1,448,591 (24.97%) vs. Non PK $4,352,112 (75.03%). Kabani & Company, Inc audited 75.03% of total operating expenses of the consolidated financial statements.

5)
Based upon above, it is apparent that, although a majority of some aspect of the financial statements (revenue/assets) were audited by other auditors, the majority of the financial statements as a whole was audited by Kabani & Company, Inc.

Prior Comment No. 14

17.
We note your response that the audit report for NetSol (emphasis added) Technologies (PVT) Limited was filed with the Form 10-KSB. However, as stated in our prior comment no. 14, provide the audit report of the other auditor for Network (emphasis added) Technologies (PVT) Limited since the principal auditor’s report indicates that they did not audit the financial statements of Network Technologies (PVT) Limited. Alternatively, identify where the audit report is included in the forms 10-KSB and SB-2.

The reference to “Network” Technologies was a typographical error. The report has been modified to refer to “NetSol”.

Prior Comment No. 15

18.
We note your revisions in response to prior comment no. 15. PCAOB Auditing Standard No. 1 (AS 1) requires auditors to state that the audit was conducted in accordance with “the standards of the Public Company Accounting Oversight Board (United States).” We note that the reports of Saeed Kamran Patel and Co. on the financial statements of Netsol (Pvt.) Ltd., Netsol Technologies (Pvt.) Limited and Netsol Connect (Pvt.) Ltd. State that the audits were conducted “in accordance with International Standards on Auditing, which are comparable in all material respects with the standards of the Public Company Accounting Oversight Board (United States).” As noted in the July 27, 2004 International Practices Task force minutes available at http://www.aicpa.org/download/belt/2004 0727 IPTF HLs.pdf, the staff will not object to references to both home-country GAAS and PCAOB standards in audit reports. However, the audit reports should be revised to state, if true, that the audits were conducted in accordance with “the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing.” Alternatively, please revise to only state the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), if true. You may also refer to Interpretation 14 to AU 508 which provides further clarification and an example on reporting on audits conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with International Standards on Auditing.

The reports have been modified to reflect this comment.

19.	Please revise the audit reports issued by Saeed Kamran Patel & Co. on the financial statements of Netsol (Pvt.) Ltd, Netsol Technologies (Pvt.) Limited, and Netsol Connect (Pvt.) Ltd. to clearly express an opinion, if true, that the financial statements are presented in accordance with approval accounting standards as applicable in Pakistan “which are comparable in all respects with U.S. Generally Accepted Accounting Principles” given that there are differences between approved accounting standards as applicable in Pakistan and U.S. GAAP.

The reports have been modified to reflect this comment.

Prior Comment No. 16

20.
We note that the reports of Saeed Kamran Patel & Co. express “true and fair” opinions onthe audits of Netsol (Pvt.) Ltd, Netsol Technologies (Pvt.) Limited, and Netsol Connect (Pvt.) Ltd. We require foreign audit firms to issue “present fairly” opinion paragraphs that comply with PCAOB Standards wording requirements for all audit reports issued on or after September 30, 2002 included within filings with the Commission. Please refer to the minutes of May 23, 2002 AICPA International Practices Task Force meeting available at the following website: http://www.aicpa.org/belt/sec-hl.htm. Please revise all applicable audit reports to express “present fairly” opinions. Furthermore, paragraph 65 of AU 508 states that an auditor should update the report on the individual financial statements of the one or more prior periods presented on a comparative financial statements should be dated as of the date of completion of fieldwork for the most recent audit. Therefore, please request that Saeed Kamran Patel & Co. revise the audit reports for Netsol (Pvt.) Ltd, Netsol Technologies (Pvt.) Limited, and Netsol Connect (Pvt.) Ltd. combine the audit reports for the two audit periods, June 30, 2004 and 2003, into one report following the guidance in AU 508.

The reports have been modified to reflect this comment.

Prior Comment 17

21.	The audit firm Saeed Kamran Patel & Co. is not recognized by the staff of the Commission. Foreign auditors that wish to practice before the Commission are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards and the financial reporting rules and requirements of the Commission prior to inclusion of their audit reports in filings with the Commission. The demonstration of an auditor’s knowledge and experience in advance of filing generally applies to all financial statements presented in filings with the Commission. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying U.S. GAAP, PCAOB Standards and the financial reporting rules and independence requirements of the Commission. In light of the significance of the work performed by Saeed Kamran Patel & Co. to the Netsol Technologies, Inc. consolidated financial statements, we will be unable to complete our review and accept the reports of Saeed Kamran Patel & Co. until the firm as demonstrated this knowledge and experience to the Office of the Chief Accountant. In order to begin this process, Saeed Kamran Patel & Co. should inquire with the Office of the Chief Accountant (202-942-4400) and request the information to begin this process. Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us of Saeed Kamran Patel & Co.’s plans to complete this process.

The audit firm of Saeed Kamran Patel & Co (“SKP) has been acting as the auditor of the Pakistani operations since the Company went public in 2001. SKP is a correspondent firm of DFK International, a major international network of independent accounting firms with 282 offices across the world. The work papers and reports of SKP have been relied on by both our current principal auditor and our previous principal auditor, Stonefield Josephson. The expertise and knowledge of SKP has been accepted by our principal auditors and have been accepted by the SEC in all of our reports since going public. While SKP is proceeding with the process of registering with the SEC, we believe that an unwillingness to complete the review of this post-effective amendment and accept the reports of SKP until such time as the registration process is complete is unduly burdensome on the Company and may result in damages to the Company and its shareholders caused by this delay in declaring a post-effective amendment effective. We specifically request that registration of SKP only be required on a going forward basis and that SKP’s experience in providing reports and services to this Company be considered in the review process.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Accounts Receivable, p. F-15

Prior Comment No. 19

22.
You indicate in your response that most of the receivables were current and most of the accounts were subsequently collected. Explain why these factors were sufficient in determining that an $80,000 allowance was an adequate reserve for uncollectible accounts considering the increasing revenue, higher receivables and history of bad debts. Also, tell us the amount of receivables that were not current and were not subsequently collected as of year end and each of the subsequent interim periods. Supplementally provide us with an aging summary of accounts receivable as of year end and each of the subsequent interim periods indicating the payment status as of June 30, 2004, September 30, 2004, December 31, 2004, and March 31, 2005.

As you can see from the following tables, over 85% of our receivables are 90 days or less. We believe the allowance of $80,000 is sufficient based on analysis of our aging and the history of collections from our current customers. The majority of the amounts outstanding for more than 90 days is less than 200 days; and in fact one invoice that was over 400 days old at June 30, 2004 was subsequently collected in full the following quarter. The majority of our customers, especially in Netsol Technologies, Pakistan (“NetSol Tech”) which has the largest receivables, are very large corporations such as DaimlerChrysler. Over the past four quarters, our total invoices over 90 days averages around 15% of the total receivable outstanding.

Of the amounts outstanding as of June 30, 2004, only $15,600 has not been collected as of March 31, 2005. Since March 31, 2005, we have collected over $1.8 million on our receivables.

Following are the accounts receivable aging summary for the periods requested:

NETSOL TECHNOLOGIES
ACCOUNTS RECEIVABLE AGING
AS OF JUNE 30, 2004

	0-30	31-60	61-90	over 90 days	TOTAL

Netsol - Parent	--	--	--	--	--
Netsol USA	125,608	--	--	--	125,608
Netsol TECH	428,652	74,041	28,600	65,621	596,914
Netsol Private	11,444	35,944	33,527	25,989	106,904
Netsol Connect	34,557	27,566	15,009	--	77,132
Netsol UK	98,283	--	--	--	98,283
Netsol-Abraxas Australia	19,223	5,475	2,395	60	27,153
TOTALS	717,767	143,026	79,531	91,670	1,031,994

	69.55%	13.86%	7.71%	8.88%	100.00%

NETSOL TECHNOLOGIES
ACCOUNTS RECEIVABLE AGING
AS OF SEPTEMBER 30, 2004

	0-30	31-60	61-90	over 90 days	TOTAL

Netsol - Parent	--	--	--	--	--
Netsol USA	90,473	64,480	--	2,924	157,877
Netsol TECH	241,793	52,897	80,000	284,561	659,251
Netsol Private	91,632		2,215	96,598	190,445
Netsol Connect	56,599	40,663	21,415	--	118,677
Netsol UK	62,489	52,974	--	--	115,463
Netsol-Abraxas Australia	4,746	--	--	62	4,808
TOTALS	547,732	211,014	103,630	384,145	1,246,521

	43.94%	16.93%	8.31%	30.82%	100.00%

NETSOL TECHNOLOGIES
ACCOUNTS RECEIVABLE AGING
AS OF DECEMBER 31, 2004

	0-30	31-60	61-90	over 90 days	TOTAL

Netsol - Parent	--	--	--	--	--
Netsol USA	42,650	40,107	--	8,924	91,682
Netsol TECH	693,077	180,061	151,750	198,542	1,223,430
Netsol Private	18,441	31,207	56,096	45,013	150,757
Netsol Connect	69,167	40,949	23,019		133,135
Netsol UK	27,530	124,606	--	--	152,136
Netsol-Abraxas Australia	7,603	319	--	65	7,987
TOTALS	858,468	417,249	230,865	252,544	1,759,126

	48.80%	23.72%	13.12%	14.36%	100.00%

NETSOL TECHNOLOGIES
ACCOUNTS RECEIVABLE AGING
AS OF MARCH 31, 2005

	0-30	31-60	61-90	over 90 days	TOTAL

Netsol - Parent	--	--	--	--	--
Netsol USA	--	--	--	3,675	3,675
Netsol TECH	1,519,627	166,353	97,000	292,815	2,075,795
Netsol Private	87,136	15,909	13,555	63,127	179,727
Netsol Connect	104,049	56,578	30,406	--	191,033
Netsol UK	118,377	2,819	128,765	--	249,961
Netsol-Abraxas Australia	19,479	4,727	160	66	24,433
CQ Systems	--	890,543	--	--	890,543
Netsol-TiG	114,456	49,557			164,013
TOTALS	1,963,124	1,186,486	269,886	359,683	3,779,180

	51.95%	31.40%	7.14%	9.52%	100.00%

23.	Tell us how you determine the payment terms you offer by each class of customer or contract type and describe what you believe your normal and customary payment terms are. Tell us how you recognize revenue on contracts that involve extended payment terms. Note that extended payment terms is not your customary practice.

The three main revenue streams are license fee, implementation service charges, and customization charges. As a standard practice NetSol receives 40% of the license fee at signing of the contract, 40% at the installation of the software and the remaining 20% at the client’s acceptance of the software. All implementation and customization charges are billed on a time and material basis and are invoiced monthly with a 30-day due date.

Intangible Assets, p. F-16

Prior Comment No. 20

24.
We note that you have included amortization of capitalized software development costs as part of total operating expenses. Explain to us why you believe classification in operating expense is appropriate rather than classification in cost of revenue. Tell us how you have considered the guidance in Question 17 of the FASB Staff Implementation Guides to SFAS 86.

We have noted your comment, and per the guidance of Question 17 of the FASB Staff Implementation Guides to SFAS 96, we have corrected the classification of amortization of capitalized software development costs as part of cost of goods sold.

Revenue Recognition, pp. F-17 to F-18

Prior Comment No. 21

25.
You indicate that revenues in excess of billings represent amounts already recognized in revenue that are relieved to accounts receivable based on a percentage of completion with each customer billing. Tell us whether the revenue associated with these amounts relate to license contracts recognized under SOP 97-2 or SOP 81-1. Further explain, by reference to the applicable U.S. GAAP literature, why upfront recognition of the license fee is appropriate when the related payment is contingent on the completion of certain pre-agreed phases of implementation.

The revenues recognized in the “excess of billings” are for license contracts recognized under SOP 97-2 and in conformity with ARB 45 under the percentage of completion method, specifically, paragraph 5 in which “current assets may include costs and recognized income not yet billed, with respect to certain contracts; and liabilities, in most cases current liabilities, may include billings in excess of costs and recognized income with respect to other contracts.” Using this method, we record as appropriate, both “revenues in excess of billings” as a current asset and “billings in excess of revenues” as a current liability.

Under these, the recognition of the amount earned and accepted by the client based on the percentage completed of the license contract is appropriate because the amount of the license fee can be reliably measured and the likelihood of cancellation of the project is very small. The license fee is a one-time charge for the purchase of the software, and non-refundable and does not carry annual renewal fees.

Prior Comment No. 24

26.
You seem to indicate that you consider contracts for licenses, related services and professional services as separate arrangements. According to TPA 5100.39, even though you negotiate more than one contract with a customer, the separate contracts may be viewed as one multiple-element arrangement when determining the appropriate amount of revenue to be recognized in accordance with SOP 97-2. Accordingly, as previously requested, please clarify whether or not you ever customize software for your customers and then service and/or perform the processing for them using the customized software. If so, help us understand how you separate and value the SOP 81-1 deliverable (that is, the significant production, modification or customization of the software) from the non-SOP 81-1 deliverable (that is, the processing by using the customized software.) In your response, indicate whether payment for any deliverables is contingent on performance of another deliverable.

Each separate contract and element is invoiced separately to the customer. The license fee is a set price negotiated with the customer while all other services are provided on an as-needed, time and material basis.

From time to time, we do customize our software for our customers, depending on the customer’s needs and business requirements. Our product normally provides over 80% of the customer’s business needs. The customized software is installed by us at the customer site. All services for the customization and installation of the software are billed on a time and material basis and are invoiced to the customer on a monthly basis.

We never perform any of the processing for our customers from the products we deliver. Once the product is installed at the customer’s site, all processing is performed within their own infrastructure and resources.

Payment for any deliverable is not contingent upon the performance of another deliverable.

Note 6 - Intangible Assets, p. F-23

Prior Comment No. 26

27.
You indicate that the goodwill impairment in 2003 and 2004 resulted from the decline of certain subsidiaries. Supplementally provide us with your goodwill impairment analysis under SFAS 142. Ensure that your analysis includes an explanation of the significant assumptions used in the calculation. Explain what you mean that certain subsidiaries declined and provide us with the facts and circumstances that contributed to this decline.

The goodwill amount impaired for fiscal year ended June 30, 2003 resulted from an evaluation of the value of two subsidiaries, NetSol UK and Supernet that had no operations during the fiscal year. The Company compared the fair value of the reporting unit with the carrying value of the unit, including goodwill. The fair value of the unit was valued using the estimated cashflow of the unit. The Company determined that the carrying value of the goodwill of the subsidiaries exceeded their fair market value and was non-recoverable. Accordingly, $266,267 and $127,122, respectively, for a total of $393,389 was impaired.

During the fiscal year ended June 30, 2004, the Company evaluated the value of its subsidiary, NetSol-Altiva/NetSol-USA The Company compared the fair value of the reporting unit with the carrying value of the unit, including goodwill. The fair value of the unit was valued using the estimated cashflow of the unit. The Company determined that the carrying value of the goodwill of the subsidiary exceeded its fair market value and was non-recoverable. The activity of this subsidiary was not as expected when it was purchased and the survival of the subsidiary was in question. Several major operations of the subsidiary were not developed as anticipated. Therefore, the full amount of the goodwill recorded for this subsidiary of $203,312 was impaired. Supplementally, this subsidiary was combined with the Parent company in September 2004 in an effort to keep it afloat and in February 2005, the decision to close its operations was made.

Note 8 - Debts

Notes Payable, pp. F-24 to F-25

Prior Comment No. 27

28.	Your response provides information you should consider clarifying in your notes payable footnote. For example, you imply in your response that you had an option to elect to settle the debt in stock rather than in cash, while your footnote disclosure indicates that the notes are only convertible into common stock if you default on the loan. In addition, you indicate in your response that the detachable warrants for all of the loans have been cancelled, while you do not appear to have disclosed this information. Explain what you considered in determining to exclude this information from your footnote.

Your comment has been noted and the information has been included in note 8.

Note 11 - Convertible Debenture, p. F-20

29.
In response to prior comment no. 27, you provided information regarding the beneficial conversion feature on certain convertible loans issued in fiscal year 2004. As previously requested, also help us understand how you determined the beneficial conversion feature of the debenture issued in March 2004. In this regard, provide us with a schedule that includes the following: (a) date issued; (b) commitment date; (c) conversion terms; (d) effective conversion price; (e) market price; and (f) basis for determining the amount by which the conversion feature is beneficial (i.e., has intrinsic value) to the holder. Refer to EITF 98-5 and EITF 00-27. We also note per your disclosure under Item 5(b) of your Form 10-K that each debenture holder is entitled to warrants at the time of conversion. Explain how the detachable warrants issuable upon conversion were considered in your accounting for the convertible debentures. Tell us if the warrants are considered in your calculation of any beneficial conversion feature and whether you considered the accounting described in SFAS84. In addition, consider including a complete disclosure in the notes to the financial statements of the conversion terms of the debentures.

The beneficial conversion feature was determined by using the 20% discount of the full debenture from the market price of the underlying stock. The amount of stock being purchased through the convertible debenture was valued at $1,500,000 and the cash price was $1,200,000. The discount of $300,000 was therefore recorded as the beneficial conversion feature expense.

The detachable warrants were not considered in the calculation of the beneficial conversion feature expense as they were not issuable until such time as the debentures were converted. Accordingly, under paragraph 4 of FAFS 84, the fair value of the warrants was measured at the date the convertible debt holder converted the debt into equity (the date of acceptance). The Black-Scholes model was used to determine the fair market value of the warrants at the date of conversion and issuance and this amount was recorded in the Company’s financial statements.

Note 15 to the June 30 financial statements has been modified to disclose the conversion terms of the debentures. Notes 14 and 13 respectively for the periods ending September 30, 2004 and December 31, 2004 have been modified to disclose the conversion terms of the debentures.

Note 8 - Stockholders’ Equity

Stock Subscription Receivable, p. F-28

Prior Comment No. 28

30.
Please reconcile your statement in your response that “[I]t has always been intended that such options be exercised against money due to such officers and not as a loan of funds to such officers” with your disclosure which appears to suggest that funds were “loaned” to the officers upon option exercises without any concurrent offset by deferred salary and bonuses are envisioned which the officers agree to offset against subsequent option exercises. Please explain.

There was no concurrent offset by deferred salary and bonuses at the time of the exercise of the options. However, the officers have agreed to use bonuses awarded as payment to the Company for amounts owed on such exercises.

Exhibits 31.1 and 31.2

Prior Comment No. 30

31.
Please note that Release No. 33-8392 extended compliance only (i) for the portion of the introductory language in paragraph 4 of the certification required by Rule 13a-14 (a) of the Exchange Act that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company and (ii) paragraph 4(b) of the certification. As a result, paragraphs 4(d) and (5) of the certification set forth in Item 601(b)(31) of Regulation S-B are required to be certified. Revise your filings to include the proper certifications.

The certifications filed with the Form 10-KSBA, and 10-QSB/As for the quarters ended September 30, 2004 and December 31, 2004 have been modified to reflect this comment and state in pertinent part, the following:

Certification Pursuant to 18 U.S.C. Section 1350
As Adopted Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, Naeem Ghauri, certify that:

1.	I have reviewed this interim report on Form 10-KSB/A of NetSol Technologies, Inc. for the period ending June 30, 2004;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4.
NetSol Technologies, Inc.’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for NetSol Technologies, Inc. and,

A.
Have caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to NetSol Technologies, Inc. is made known to us by others within this entity, particularly during the period in which this report is being prepared;

B.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

C.
Evaluated the effectiveness of NetSol Technologies Inc.’s disclosure controls and procedures and present in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, and the date of this report, based on such evaluation;

D.
Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.
I am the certifying officer and I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the Company’s auditors and the Company’s board of directors (or persons performing the equivalent functions):

A.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

B.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

* * * *

Thank you for your attention to this matter. Please contact the undersigned (818) 222-9195 ext. 110, or Ms. Malea Farsai at (818) 222-9195 ext. 105 if you require any clarification or have any questions.

Very truly yours,

Patti L. W. McGlasson
Corporate Counsel
NetSol Technologies, Inc.

Cc:   Naeem Ghauri, CEO NetSol Technologies, Inc.
Jason Niethamer, Melissa Walsh, U.S. SEC